FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 31, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 31, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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30 July 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 2,950,000 of its ordinary shares on 30 July 2003 at a price of 1198.77p per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


30 July 2003           Abacus (GSK) Trustees Limited, as trustee of the
                       GlaxoSmithKline Employee Trust,("the GSK Trust"), transferred 19,494 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                       Share Option Plan 1991.


The Company was advised of this transaction on 31 July 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

31 July 2003

30th July 2003

                 GlaxoSmithKline Responds To 'Mini-Tender Offer'


GlaxoSmithKline plc (GSK) announced today that it had received notification on 29th July 2003 that TRC Capital Corporation commenced an unsolicited, below-market mini-tender offer to purchase up to 2,500,000 of the American Depositary Shares (ADS) of GlaxoSmithKline (equivalent to 5,000,000 Ordinary Shares, or approximately 0.08 per cent of GSK's outstanding Ordinary Shares), at a price of $38.10 per ADS.

GSK wishes to inform its ADS shareholders that it does not in any way recommend or endorse the TRC Capital Corporation offer and that GSK is in no way associated with TRC Capital Corporation, the offer or the offer documentation.

GSK cautions its ADS shareholders that the offer is being made at a 3.6 per cent discount to the closing price of $39.50 per ADS on July 28, 2003, the day before the offer commenced. The discounted price of $38.10 per ADS is below yesterday's closing price of $39.43 per ADS. ADS shareholders are advised that, in addition to being below-market, the offer by TRC Capital Corporation contains other terms which may be disadvantageous to tendering ADS shareholders.

'Mini-tender' offers seek less than 5 per cent of a company's shares, thereby avoiding many disclosure and procedural requirements of the Securities and Exchange Commission (SEC). The SEC has issued an investor alert regarding 'mini-tender' offers on its website at www.sec.gov/investor/pubs/minitend.htm. The SEC has said that mini-tender offers "have been increasingly used to catch investors off guard" and that investors "may end up selling their securities at below-market prices."

The Canadian Securities Administrators have also expressed concerns with 'mini-tender' offers in an investor alert ("Mini-Tender Offers - Watch Out For Mini-Tender Offers at Below-Market Price!") accessible at www.osc.gov.on.ca/en/About/News/NewsReleases/1999/nr_19990927_mini.htm.

ADS shareholders are advised to consult with their investment advisors and to exercise caution with respect to this offer.

ADS shareholders who have already tendered are advised that they may withdraw their ADSs by providing the written notice described in the TRC Capital Corporation offering documents prior to the expiration of the offer on August 27, 2003.

S M Bicknell
Company Secretary

30th July 2003